Exhibit 99.1

CHINA LODGING GROUP, LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six-month Period Ended June 30, 2016 and 2017	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-month Period Ended June 30, 2016 and 2017	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-7

CHINA LODGING GROUP, LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$'000
ASSETS
Current assets:
Cash and cash equivalents	3,235,007	2,980,375	439,629
Restricted cash	500	467,500	68,960
Accounts receivable, net of allowance of RMB11,424 and RMB10,122 as of December 31, 2016 and June 30, 2017, respectively	141,649	163,737	24,152
Loan receivables	22,410	65,885	9,719
Amounts due from related parties	98,453	124,301	18,335
Prepaid rent	446,127	502,447	74,115
Inventories	21,606	33,239	4,903
Other current assets	208,929	240,112	35,418

Total current assets	4,174,681	4,577,596	675,231
Property and equipment, net	3,710,468	4,462,948	658,320
Intangible assets, net	342,694	1,806,383	266,456
Land use rights	145,521	142,826	21,068
Long-term investments, including marketable securities measured at fair value of RMB204,945 and RMB146,633 as of December 31, 2016 and June 30, 2017, respectively	1,064,321	1,282,714	189,210
Goodwill	171,504	2,136,710	315,181
Loan receivables	7,269	6,856	1,011
Other assets	200,492	345,655	50,988
Deferred tax assets	176,414	241,795	35,667

Total assets	9,993,364	15,003,483	2,213,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LODGING GROUP, LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$'000
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	162,586	23,983
Long-term debt, current portion	—	135	20
Accounts payable	584,731	600,330	88,553
Amounts due to related parties	11,058	9,606	1,417
Salary and welfare payables	274,259	246,335	36,336
Deferred revenue	749,793	799,238	117,894
Accrued expenses and other current liabilities	895,837	1,065,785	157,212
Income tax payable	152,112	195,137	28,784

Total current liabilities	2,966,081	3,079,152	454,199
Long-term debt	—	3,658,041	539,590
Deferred rent	1,023,843	1,242,292	183,248
Deferred revenue	166,963	167,241	24,669
Other long-term liabilities	323,991	350,273	51,668
Deferred tax liabilities	96,329	458,760	67,671

Total liabilities	4,577,207	8,955,759	1,321,045
Commitment and contingencies (Note 13)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 281,379,130 and 282,323,910 shares issued as of December 31, 2016 and June 30, 2017, and 278,282,366 and 279,227,146 shares outstanding as of December 31, 2016 and June 30, 2017, respectively)	204	204	30
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2016 and June 30, 2017, respectively)	(107,331)	(107,331)	(15,832)
Additional paid-in capital	3,699,056	3,753,504	553,671
Retained earnings	1,812,174	2,349,896	346,628
Accumulated other comprehensive (loss) income	(4,503)	32,743	4,830

Total China Lodging Group, Limited shareholders' equity	5,399,600	6,029,016	889,327
Noncontrolling interest	16,557	18,708	2,760

Total equity	5,416,157	6,047,724	892,087

Total liabilities and equity	9,993,364	15,003,483	2,213,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LODGING GROUP, LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	Six-month Period Ended June 30,
	2016	2017
	RMB	RMB	US$'000
Revenues:
Leased and owned hotels	2,531,497	2,766,593	408,094
Manachised and franchised hotels	669,934	796,914	117,551
Others	9,622	18,780	2,770

Total revenues	3,211,053	3,582,287	528,415
Less: Business tax and related taxes	116,149	—	—

Net revenues	3,094,904	3,582,287	528,415

Operating costs and expenses:
Hotel operating costs	2,417,871	2,547,232	375,737
Other operating costs	3,029	5,672	837
Selling and marketing expenses	69,119	79,530	11,731
General and administrative expenses	225,475	301,032	44,405
Pre-opening expenses	35,390	67,246	9,919

Total operating costs and expenses	2,750,884	3,000,712	442,629
Other operating (expenses) income, net	(9,878)	28,474	4,200

Income from operations	334,142	610,049	89,986
Interest income	25,273	40,124	5,919
Interest expense	(6,608)	(18,228)	(2,689)
Other income, net	125,385	101,361	14,952
Foreign exchange gain (loss)	4,340	(9,955)	(1,468)

Income before income taxes	482,532	723,351	106,700
Income tax expense	(105,170)	(182,526)	(26,924)
Income (loss) from equity method investments	145	(5,632)	(831)

Net income	377,507	535,193	78,945
Less: net (loss) attributable to noncontrolling interest	(7,381)	(2,529)	(373)

Net income attributable to China Lodging Group, Limited	384,888	537,722	79,318

Other comprehensive income
Unrealized securities holding gains (loss), net of tax of (6,173) and (3,168) for six-month period ended June 30, 2016 and 2017	2,776	(4,775)	(704)
Reclassification of realized gains to net income, net of tax	(67,921)	(5,282)	(779)
Foreign currency translation adjustments, net of tax of nil for six-month period ended June 30, 2016 and 2017	(4,169)	47,303	6,978

Comprehensive income	308,193	572,439	84,440
Comprehensive (loss) attributable to the noncontrolling interest	(7,381)	(2,529)	(373)

Comprehensive income attributable to China Lodging Group, Limited	315,574	574,968	84,813

Earnings per share:
Basic	1.41	1.93	0.28
Diluted	1.37	1.87	0.28
Earnings per ADS:
Basic	5.64	7.72	1.14
Diluted	5.50	7.47	1.10
Weighted average number of shares used in computation:
Basic	272,932,730	278,785,660	278,785,660
Diluted	280,097,957	287,813,552	287,813,552

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LODGING GROUP, LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands)

	Six-month Period Ended June 30,
	2016	2017
	RMB	RMB	US$'000
Operating activities:
Net income	377,507	535,193	78,945
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	31,095	31,820	4,694
Depreciation and amortization	345,430	362,414	53,459
Deferred taxes	(3,789)	2,039	301
Bad debt expenses	846	1,014	150
Deferred rent	52,635	63,322	9,340
Loss from disposal of property and equipment	6,841	15,679	2,313
Impairment loss	39,615	44,439	6,555
(Income) Loss from equity method investments	(145)	5,632	831
Investment gain	(118,752)	(64,789)	(9,557)
Excess tax benefit from share-based compensation	(3,519)	(15,725)	(2,320)
Changes in operating assets and liabilities net of effect of acquisitions:
Accounts receivable	(43,020)	1,270	187
Prepaid rent	40,077	(31,127)	(4,591)
Inventories	4,321	(6,445)	(951)
Amounts due from related parties	(4,778)	(718)	(106)
Other current assets	(7,330)	(2,772)	(409)
Other assets	(3,958)	(35,405)	(5,223)
Accounts payable	20,546	(38,390)	(5,664)
Amounts due to related parties	3,929	(1,452)	(214)
Salary and welfare payables	(23,185)	(47,463)	(7,001)
Deferred revenue	151,748	(33,280)	(4,909)
Accrued expenses and other current liabilities	71,716	142,146	20,968
Income tax payable	20,755	36,647	5,406
Other long-term liabilities	26,414	20,469	3,019

Net cash provided by operating activities	984,999	984,518	145,223

Investing activities:
Purchases of property and equipment	(285,187)	(341,956)	(50,441)
Purchases of intangibles	(4,917)	(1,073)	(158)
Amount received as a result of government zoning	2,099	—	—
Acquisitions net of cash received	136,110	(3,745,259)	(552,455)
Proceeds from disposal of subsidiary and branch net of cash disposed	(20,667)	—	—
Purchase of long-term investments	(123,674)	(295,526)	(43,593)
Proceeds from maturity/sale of long-term investments	10,289	126,206	18,616
Payment for shareholder loan to joint venture	(38,092)	(76,755)	(11,322)
Collection of shareholder loan from joint venture	—	48,500	7,154
Purchase of short-term investments	—	—	—
Proceeds from maturity/sale of short-term investments	526,443	—	—
Payment for the origination of loan receivables	(33,400)	(50,400)	(7,434)
Proceeds from collection of loan receivables	14,862	10,338	1,525
Increase in restricted cash	—	(467,000)	(68,886)

Net cash provided by (used in) investing activities	183,866	(4,792,925)	(706,994)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LODGING GROUP, LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Renminbi in thousands)

	Six-month Period Ended June 30,
	2016	2017
	RMB	RMB	US$'000
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	5,241	6,618	976
Proceeds from short-term debt	281,719	136,488	20,133
Repayment of short-term debt	—	(267,764)	(39,497)
Proceeds from long-term debt	—	3,633,174	535,922
Funds advanced from noncontrolling interest holders	4,000	36,689	5,412
Repayment of funds advanced from noncontrolling interest holders	(200)	(1,677)	(247)
Acquisition of noncontrolling interest	—	(3,750)	(553)
Contribution from noncontrolling interest holders	34,304	6,941	1,024
Dividends paid to noncontrolling interest holders	(1,130)	(2,330)	(344)
Dividend paid	(276,262)	—	—
Excess tax benefit from share-based compensation	3,519	15,725	2,320

Net cash provided by financing activities	51,191	3,560,114	525,146

Effect of exchange rate changes on cash and cash equivalents	8,458	(6,339)	(935)

Net increase (decrease) in cash and cash equivalents	1,228,514	(254,632)	(37,560)
Cash and cash equivalents at the beginning of the period	1,237,838	3,235,007	477,189

Cash and cash equivalents at the end of the period	2,466,352	2,980,375	439,629

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	5,091	6,673	984
Income taxes paid	88,204	144,237	21,276
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	409,560	503,727	74,304
Consideration payable for business acquisition	59,490	118,459	17,474
Purchase of intangible assets included in payables	10,110	6,655	982
Reimbursement of government zoning included in receivables	—	2,700	398
Issuance of ordinary shares for acquisition	1,143,521	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        China Lodging Group, Limited (the "Company") was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the "Group") are to develop leased and owned, manachised and franchised hotels under the "Joya Hotel", "Manxin Hotel", "JI Hotel", "Starway Hotel", "HanTing Hotel", "Elan Hotel", "Hi Inn", "VUE Hotel", "Crystal Orange Hotel", "Orange Hotel Select", and "Orange Hotel" brands in the People's Republic of China ("PRC"). The Group also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

Leased and owned hotels

        The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

        Under the lease arrangements, the Group typically receives rental holidays of two to six months and pays rent on a quarterly or biannual basis. Rent is typically subject to the fixed escalations of three to five percent every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

        As of December 31, 2016 and June 30, 2017, the Group had 624 and 686 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

        Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2016 and June 30, 2017, the Group had 2,471 and 2,654 manachised hotels in operation and 174 and 201 franchised hotels in operation, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

        The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and applicable rules and regulations of the Securities and Exchange Commission, regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group's consolidated financial statements as of and for the year ended December 31, 2016 included in the Group's 2016 20-F.

Basis of consolidation

        The unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

        The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

        The Group is deemed as the primary beneficiary of and consolidates variable interest entities when the Group has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

        The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels to identify potential variable interest entities. Generally, these entities qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance.

Impairment of long-lived assets

        The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

        The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

recognized an impairment loss of RMB39,615 and RMB44,439 for the six-month period ended June 30, 2016 and 2017, respectively.

        Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Revenue recognition

        Revenue from leased and owned hotels is derived from hotel operations, mainly including the rental of rooms, food and beverage sales and souvenir sales. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

        Revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fees. The one-time franchise fee is recognized when the manachised and franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation and personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees' operations. The system maintenance, support fee and central reservation system usage fee is recognized over the period when services are provided.

        In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers' payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the six-month period ended June 30, 2016 and 2017, the hotel manager fees that were recognized as revenue were RMB 155,633 and RMB176,517, respectively

        Membership fees from the Group's customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group's and management's experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from the customer loyalty program were RMB70,815, and RMB77,376 for the six-month period ended June 30, 2016 and 2017, respectively.

        Other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers' obligation is fulfilled and collectability is reasonably assured. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Leases

        A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2016 and June 30, 2017, deferred rent of RMB37,648 and RMB41,595 were recorded as other current liabilities and RMB1,023,843 and RMB1,242,292 were recorded as long-term liabilities, respectively.

Fair value

        The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The estimated fair value of the Group's financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash, restricted cash, loan receivables, receivables, payables and accruals, approximates their carrying value due to their short-term nature or

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

because the interest rate approximates market rate. Cost-method investments are presented at cost unless impaired based on the result of impairment assessment, as the investees are all private entities and their fair values are not practicable to obtain without undue cost. As of December 31, 2016 and June 30, 2017, cost-method investments were RMB172,571 and RMB246,971 respectively.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

        As of December 31, 2016 and June 30, 2017, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
Date	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year Ended December 31, 2016	Long-term available-for-sale securities	247,085	204,945	42,140
Six-month Period Ended June 30, 2017	Long-term available-for-sale securities	373,163	146,633	226,530

        The following table presents the Group's assets measured at fair value on a non-recurring basis for the year ended December 31, 2016 and six-month period ended June 30, 2017:

			Fair Value Measurements at Reporting Date Using
Date	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Period
Year Ended December 31, 2016	Property and equipment	20,706			20,706	150,533
Year Ended December 31, 2016	Long-term investments	—			—	3,208
Six-month Period Ended June 30, 2017	Property and equipment	12,423			12,423	44,439

        As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB171,239 and RMB56,862 was not fully recoverable and consequently recorded an impairment charge of

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

RMB150,533, and RMB44,439 for the year ended December 31, 2016, and the six-month period ended June 30, 2017 respectively. As a result of the impairment assessment, the Group determined that the long term investment with a carrying amount of RMB3,208 was impaired for the year ended December 31, 2016.

        Fair value of the property and equipment as well as the reporting units was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the year ended December 31, 2016 and the six-month period ended June 30, 2017.

Translation into United States Dollars

        The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7793, on June 30, 2017, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 30, 2017, or at any other rate.

Recently issued accounting pronouncements

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): "Scope of Modification Accounting". This update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments affect any entity that changes the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017. For the Group, the amendments are effective January 1, 2018. The Group has not made any changes to the terms or conditions of share-based payment awards but will refer to the guidance in ASU 2017-09 should that occur. The Group is currently evaluating the impact of this ASU on its consolidated financial statements.

3. ACQUISITIONS

        (i) In January 2016, the Group completed the transaction of strategic alliance with AccorHotels ("Accor"). Pursuant to the master purchase agreement, the Group acquired 100% equity interest of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC,

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

3. ACQUISITIONS (Continued)

Taiwan and Mongolia, as well as a non-controlling stake of 28% for Accor Luxury and Upscale hotel operating platform, held by AAPC Hotel Management Limited ("AAPC LUB") in Greater China. The total consideration consists of cash consideration of RMB120,439 and consideration amounted to RMB1,143,521 which was measured at the market price of the 24,895,543 ordinary shares on the issuance date.

        The net revenue and net income of the acquirees included in the consolidated statements of comprehensive income for the year ended December 31, 2016 were RMB152,595, and RMB64,047, respectively.

        The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2016 assuming that the acquisition occurred as of January 1, 2016. The pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2016.

Year Ended December 31, 2016
Pro forma net revenue	6,548,083
Pro forma net income	806,921

        The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2016	Amortization Period
Current assets	207,396
Property and equipment	311,045	5 - 30 years
Favorable leases	3,009	remaining lease terms
Master brand agreement	192,000	Indefinite
Land use rights	149,668	remaining contracts terms
Long-term investments	417,604
Goodwill	63,160
Other noncurrent assets	1,664
Current liabilities	(38,634)
Deferred tax liabilities	(42,952)

Total	1,263,960

        (ii) The Group acquired 100% of the equity interest of Crystal Orange Hotel Holdings Limited (the "Crystal Orange") on May 25, 2017.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

3. ACQUISITIONS (Continued)

        The total purchase price consisted of the following:

	Amount(RMB'000)
Initial Consideration	3,718,673
Pre-combination compensation cost	50,000
Closing Adjustment		*
Total purchase price	3,768,673

*
Closing adjustment is determined by several complex adjustment clauses relating net cash, net working capital amount and income tax payable amount of Crystal Orange as of closing date, which were defined in the share purchase agreement. The closing adjustment amount is immaterial based on the preliminary result, while not finalized till this report date.

        Under the acquisition method of accounting, the net assets of Crystal Orange acquired pursuant to the acquisition were recorded at their fair values as of the date of the closing of the acquisition based on a preliminary purchase price allocation report prepared by a third-party appraiser. The following is a summary of the fair values of the assets acquired and liabilities assumed based on the preliminary purchase price allocation report:

	May 25, 2017	Amortization Period
Current assets	137,314
Property and equipment	842,102	3 - 20 years
Favorable leases	97,480	remaining lease terms
Franchise agreement	63,000	remaining contract terms
Brand Name	1,305,699	indefinite life
Goodwill	1,965,206
Other noncurrent assets	130,813
Current liabilities	(222,205)
Noncurrent liabilities	(179,985)
Deferred tax liabilities	(366,545)
Noncontrolling interest	(4,206)

Total	3,768,673

        Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don't qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

        The net revenue and net income of the acquirees included in the consolidated statements of operations for the six-month period ended June 30, 2017 were RMB 119,050, and RMB 14,029 respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

3. ACQUISITIONS (Continued)

        The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2016 and six-month period ended June 30, 2017 assuming that the acquisition occurred as of January 1, 2016. The pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2016.

	Year Ended December 31, 2016	Six-month Period Ended June 30, 2017
Pro forma net revenue	7,473,851	3,983,463
Pro forma net income	857,213	577,878

        As the total cost incurred by Crystal Orange directly attributable to the business combination includes RMB256.3 million related to the consultation services agreements and option cancellation agreement and transaction cost of RMB 46 million are non-recurring in nature, they were eliminated from the calculation of pro forma net income.

4. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consist of the following:

	December 31, 2016	June 30, 2017
Cost:
Buildings	255,646	255,646
Leasehold improvements	5,563,815	6,319,366
Furniture, fixtures and equipment	925,174	1,036,578
Motor vehicles	820	820

	6,745,455	7,612,410
Less: Accumulated depreciation	(3,196,496)	(3,427,329)

	3,548,959	4,185,081
Construction in progress	161,509	277,867

Property and equipment, net	3,710,468	4,462,948

        Depreciation expense was RMB334,735 and RMB349,008 for the six-month periods ended June 30, 2016 and 2017, respectively.

        The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

        In 2016, the Group demolished two leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB9,905 associated with these hotels and recognized loss of RMB7,205 as other operating loss, which is net of RMB2,700 has been recorded as a receivable in other current assets as of December 31, 2016.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

4. PROPERTY AND EQUIPMENT, NET (Continued)

        As of June 30, 2017, the Group has been formally notified by local government authorities that four additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB 14,605 as of June 30, 2017. Neither of the associated hotels has recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels' operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

5. INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

        Intangible assets, net consist of the following:

	As of
	December 31, 2016	June 30, 2017
Intangible assets with indefinite life:
Brand name	28,600	1,334,299
Master brand agreement (Note 3)	192,000	192,000
Intangible assets with definite life:
Manachised & Franchise hotel agreements	11,000	74,000
Non-compete agreement	400	400
Favorable lease agreements	135,874	239,569
Purchased software	55,101	57,218

Total	422,975	1,897,486
Less: Accumulated amortization	(80,281)	(91,103)

Total	342,694	1,806,383

	As of
	December 31, 2016	June 30, 2017
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(3,102)	(3,167)

Unfavorable lease agreements, net	822	757

        The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired lease that exceeded market prices and are recognized as other long-term liabilities. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term.

        Amortization expense of intangible assets for the six-month period ended June 30, 2016 and 2017 amounted to RMB8,575 and RMB10,776, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6. LONG-TERM INVESTMENTS

        The long-term investments as of December 31, 2016 and June 30, 2017 were as follows:

	As of
	December 31, 2016	June 30, 2017
Available-for-sale securities:
Quanjude	159,305	146,633
Tang Palace	18,856	—
Banyan Tree	26,784	—
Cjia	42,140	226,530
Cost-method investments:
UBOX/BJ UBOX	48,220	33,822
BJ GOOAGOO/GOOAGOO	60,000	60,000
Founder Service	45,000	45,000
Qingpu	17,143	17,143
Mobike	—	69,009
Blossomhill	—	15,194
Other investments	2,208	6,803
Equity-method investments:
Sheen Star	20,862	20,862
Distrii	28,562	30,750
AAPC LUB	446,100	462,667
China Young	43,054	40,957
CREATER	100,000	101,154
Other investments	6,087	6,190

Total	1,064,321	1,282,714

Available-for-sale securities

        In June 2014, the Group purchased 7,241,131 ordinary shares of China Quanjude (Group) Co., Ltd. ("Quanjude"), a top restaurant brand listed in Shenzhen Stock Exchange in China, through a private placement. The purchase price was set at RMB13.81 per ordinary share and the total purchase cost was RMB100 million. Upon the closing of the transaction described above, the Group holds approximately 2% of Quanjude's total outstanding shares.

        In 2016, the Group purchased 8,430,000 ordinary shares of Hong Kong Tang Palace Food & Beverage Group ("Tang Palace"), a top restaurant brand listed in Hong Kong Stock Exchange in China, from open market for consideration of RMB16,887. As of December 31, 2016, the Group holds approximately 2% of Tang Palace's total outstanding shares. In the six-month period ended June 30, 2017, the Group sold all the 8,430,000 ordinary shares and reclassified the accumulated unrealized gain of RMB3,813 from other comprehensive income to other income accordingly.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6. LONG-TERM INVESTMENTS (Continued)

        In December 2016, the Group purchased 11,635,400 ordinary shares of Banyan Tree Holdings Limited ("Banyan Tree"), a leading, international hospitality brand that manages and develops premium resorts, hotels and spas listed in Singapore Stock Exchange in Singapore, from open market for consideration of RMB27,328. As of December 31, 2016, the Group holds approximately 2% of Banyan Tree's total outstanding shares. In January 2017, the Group purchased 3,000,000 ordinary shares of Banyan Tree from open market for consideration of RMB7,020. In April 2017, the Group sold all the 14,635,400 ordinary shares and reclassified the accumulated unrealized gain of RMB1,469 from other comprehensive income to other income accordingly.

        Given the level of investments, the Group accounts for its investments in Quanjude, Tang Palace, and Banyan Tree as "available-for-sale" and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        In 2016, the Group sold its subsidiary- Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited ("Cjia"), the Group's equity investee. As a result, the Group recognized a gain of RMB49,630 in other income. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and convertible note with original value of RMB51,200. In the six-month period ended June 30, 2017, the Group invested in Cjia for another two set of convertible notes totaled RMB200,300. As of June 30, 2017, the Group had approximately 23% equity interest of Cjia and convertible notes with original value of RMB251,500. The convertible notes are recorded as available-for-sale investments. The Group recognized its share of loss in Cjia of RMB15,737 in income (loss) from equity method investments for the six-month period ended June 30, 2017, which reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible notes balance to RMB226,530 as of June 30, 2017. The remaining carrying amount of the convertible notes approximated its fair value as of June 30, 2017.

Cost-method investments:

        From 2012 to 2013, the Group invested in preferred shares and convertible promissory notes of UBOX International Holdings Co., Limited ("UBOX"), a privately-held company, with the total consideration of RMB40,517. The convertible notes were subsequently converted to ordinary shares of UBOX in 2013 and 2014. As a result of restructuring of UBOX group, the investment in UBOX has been converted to the investment of ordinary shares of Beijing UBOX On-line Technology Co., Ltd. ("BJ UBOX"). The Group has additionally injected RMB7,703 to BJ UBOX in 2015. In April 2017, the Group sold 4,810,000 shares of BJ UBOX and recognized gain of RMB35,545 in other income. As of December 31, 2016 and June 30, 2017, the Group had approximately 3% and 2% equity interest of BJ UBOX, respectively. The investments were accounted for using the cost method since the Group does not have the ability to exert significant influence over the operating and financing activities of UBOX or BJ UBOX.

        In January 2017, the Group purchased 1,316,205 preferred shares for consideration of US$5.0 million (equivalently RMB34,294) and invested in convertible notes with principal amount of US$5.0 million (equivalently RMB34,294) and interest rate of 8% of Mobike Ltd. ("Mobike"), a

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6. LONG-TERM INVESTMENTS (Continued)

Chinese bike-sharing company. In May 2017, the Group converted the entire outstanding principal amount and accrued interest of the convertible notes into 648,559 preferred shares. As of June 30, 2017, the Group had less than 1% equity interest of Mobike. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over Mobike.

        In May 2017, the Group purchased approximately 4% equity interest of Blossom Hill Hotel Investment & Management (Kunshan) Co., Ltd ("Blossom Hill"), a Chinese hospitality brand that manages and develops premium resorts and hotels with strong features of traditional Chinese culture, for the consideration of RMB15,194. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over Blossom Hill.

        Other investments included several insignificant cost method investments in certain privately-held companies.

Equity-method investments:

        In January 2016, the Group set up Shanghai Distrii Technology Development Co., Ltd. ("Distrii") together with another founder. Distrii is an office rental service company in which the Group contributed RMB35,000 and owned equity interest of 39%. In January 2017, another unrelated investor injected in Distrii which diluted the Group's share of equity interest to 32%, and afterwards the Group sold 6% of Distrii's equity interest for consideration of RMB18,000 and recognized gain of RMB22,682 in other income. As of June 30, 2017, the Group had approximately 26% equity interest of Distrii. The Group accounted for the investment in Distrii under equity-method as the Group has the ability to exert significant influence.

        Other investments included several insignificant equity investments in certain privately-held companies.

7. GOODWILL

        The changes in the carrying amount of goodwill for the year ended December 31, 2016 and June 30, 2017 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at December 31, 2015	112,785	(4,441)	108,344
Increase in goodwill related to acquisitions	63,160	—	63,160

Balance at December 31, 2016	175,945	(4,441)	171,504

Increase in goodwill related to acquisitions (Note 3)	1,965,206	—	1,965,206

Balance at June 30, 2017	2,141,151	(4,441)	2,136,710

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

8. DEBT

        In April 2017, the Group entered into a three-year bank loan contract, under which the Group can borrow up to US$40 million (equivalently RMB270,976) for the period ended September 30, 2017, and the Group had a RMB307,000 deposit pledged accordingly. The interest rate of this borrowing is based on the three-month Libor on draw-down date plus 1.4%. In the six-month period ended June 30, 2017, the Group had drawn down US$40 million (equivalently RMB270,976) under this contract and repaid nil. As of June 30, 2017, a portion of loan of US$0.02 million (equivalently RMB135) was recorded under "short-term debt" and the carrying amount of the remaining long term loan was US$39.98 million (equivalently RMB270,841). The weighted average interest rate for borrowings drawn under such credit facility was 2.57% for the six-month period ended June 30, 2017.

        In May 2017, the Group entered into an US$250 million (equivalently RMB1,693,600) term facility and US$250 million (equivalently RMB1,693,600) revolving credit facility agreement with several banks. The US$250 million (equivalently RMB1,693,600) revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is Libor plus 1.75%. There are some financial covenants including interest cover, leverage and tangible net worth related to this facility. In the six-month period ended June 30, 2017, the Group had drawn down US$500 million (equivalently RMB3,387,200) under this contract and repaid nil. As of June 30, 2017, the carrying amount of this long term loan was US$500 million (equivalently RMB3,387,200). The weighted average interest rate for the loan was 2.94% for the six-month period ended June 30, 2017. The Group is in compliance with all the financial covenants as of June 30, 2017.

9. INCOME TAXES

        The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with ASC No. 740-270 "Income tax—Interim reporting". As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision (benefit) during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

        The Group's effective tax rate for the six months periods ended June 30, 2016 and 2017 was 21.8% and 25.2% respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

10. SHARE-BASED COMPENSATION

        The Group measures share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized typically on a straight-line basis over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group estimates the fair value of stock options using the binomial option pricing model. The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

        The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the six month period ended June 30, 2016 and 2017, the Group recognized share-based compensation expenses of RMB31,095 and RMB31,820, respectively, which was classified as follows:

	Six-month Period Ended June 30,
	2016	2017
Hotel operating costs	5,998	9,174
Selling and marketing expenses	515	658
General and administrative expenses	24,582	21,988

Total	31,095	31,820

        During the six months period ended June 30, 2016 and 2017, the Group granted the following share-based compensation:

	Six-month Period Ended June 30,
	2016		2017
	Number of Restricted Stocks	Weighted Average Grant Date Fair Value	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$		US$
Restricted stocks	1,176,834	6.50	214,099	15.26

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

11. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Six-month Period Ended June 30,
	2016	2017
Net income attributable to ordinary shareholders—basic	384,888	537,722

Net income attributable to ordinary shareholders—diluted	384,888	537,722

Weighted average ordinary shares outstanding—basic	272,932,730	278,785,660
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	7,165,227	9,027,892

Weighted average ordinary shares outstanding—diluted	280,097,957	287,813,552

Basic earnings per share	1.41	1.93

Diluted earnings per share	1.37	1.87

        For the six month period ended June 30, 2016 and 2017, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Six-month Period Ended June 30,
	2016	2017
Outstanding employee options and nonvested restricted stocks	35,171	—

12. RELATED PARTY TRANSACTIONS AND BALANCES

        Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

        The following entities are considered to be related parties to the Group. The related parties only act as service providers and service recipients to the Group and there is no other relationship wherein the Group has the ability to exercise significant influence over the operating and financial policies of

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

12. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

these parties. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. ("Ctrip")	Online travel services provider	Mr. Qi Ji is a director
Lijiang Yibang Changchunteng Hotel Co Limited ("Yibang")*	Hotel	Equity method investee of the Group
Sheen Star Group Limited ("Sheen Star")	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Shanghai Qianya Hotel Management Co., Ltd ("Qianya")	Hotels management	Investee of the Group
Accor Hotels ("Accor")	Hotel Group	Shareholder of the Group
Chengjia (Shanghai) Apartment Management Co., Ltd. ("Cjia")	Apartment Management Group	Equity method investee of the Group
Jiyuan Zhongzhou Express Hotel Co., Ltd. ("Jiyuan")	Hotel	Equity method investee of the Group
Shanghai Yechun Catering Co., Ltd. ("Yechun")	Catering Management Company	Equity method investee of the Group

*
In June 2016, the Group disposed the equity investment in Yibang, subsequent to which Yibang is no longer a related party of the Group.

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

12. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(a)   Related party balances

        Amounts due from related parties were comprised of shareholder loans to Sheen Star, Cjia, Jiyuan and Yechun, which are short-term in nature and payable on demand, and receivable for service fee from Accor and room charges withheld by Ctrip.

	As of
	December 31, 2016	June 30, 2017
Sheen Star	37,060	37,060
Accor	4,052	4,771
Cjia	50,365	81,772
Jiyuan	3,398	665
Yechun	375	33
Ctrip	3,203	—

Total	98,453	124,301

        Amounts due to related parties were comprised of the following. These payables were interest free and payable upon demand.

	As of
	December 31, 2016	June 30, 2017
Ctrip
—Payables for hotel reservation services	3,291	5,041
Qianya
—Payables for service fee	164	141
Accor
—Payables for brand use fee, reservation fee and other related service fee	6,019	3,004
Jiyuan
—Payables for cash collected on behalf	59	66
Yechun
—Payables for cash collected on behalf	1,525	1,354

Total	11,058	9,606

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

12. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(b)   Related party transactions

        During the six-month period ended June 30, 2016 and 2017, related party transactions consisted of the following:

	Six-month Period Ended June 30,
	2016	2017
Commission expenses to Ctrip	19,815	24,682
Service fee from Yibang	292	—
Service fee to Qianya	487	—
Brand use fee, reservation fee and other related service fee to Accor	2,688	4,695
Marketing and training fee from Ctrip	3,167	6,333
Service fee from Accor	2,718	5,907
Goods sold and service provided to Cjia	—	702
Interest income from Sheen Star	2,060	—
Rental income from Cjia	—	1,450

        In 2016, the Group sold its subsidiary Chengjia Hotel Management Co., Ltd. to Cjia for consideration of RMB10,000.

13. COMMITMENTS AND CONTINGENCIES

(a)   Operating lease commitments

        The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

        The Group generally is able to terminate these lease agreements by paying penalties to the lessors, in most cases up to six months of rental pursuant to the terms of the lease agreements or based on the

CHINA LODGING GROUP, LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 AND 2017

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (Continued)

group's past experience. Future minimum lease payments under operating lease agreements at June 30, 2017 were as follows:

Remaining of 2017	1,236,599
2018	2,393,534
2019	2,373,897
2020	2,313,127
2021	2,191,614
2022	2,060,981
2023	1,909,230
2024	1,783,423
2025	1,612,346
2026	1,409,048
Thereafter	5,091,718

Total	24,375,517

(b)   Purchase Commitments

        As of June 30, 2017, the Group's commitments related to leasehold improvements and installation of equipment for hotel operations was RMB120,481, which is expected to be incurred within one year.

(c)   Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. As of December 31, 2016, the Group had several cases outstanding, including lease contract terminations and disputes, and construction contract disputes. The Group believed it is probable that settlement liabilities will be involved, and therefore accrued contingencies of RMB66,234 in other operating expense based on the terms of contract, laws and regulations and latest negotiation result. In May and June 2017, the Group had settled several cases and therefore reversed contingencies of RMB32,230 based on latest negotiation or arbitration result with the remaining accrued contingencies of RMB34,004. The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

14. SUBSEQUENT EVENTS

        On September 8, 2017 the Group entered into a five-year Memorandum of Understanding ("MoU") with Oravel Stays Private Ltd. ("OYO"), India's leading hospitality company, to facilitate and strengthen collaboration to build a global market leading hospitality business. As part of this collaboration, the Group has agreed to make an approximately US$10.0 million (equivalently RMB67,744) investment in preferred stock of OYO to become a minority shareholder (less than 5%). The Group and OYO will also discuss collaboration in a variety of other areas of mutual interests pursuant to the MoU.

        On September 28, 2017, the Group's board of directors approved to pay dividends of around RMB300,000 to the shareholders. As of the report date, the Group has not paid any such dividends.